

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 27, 2010

<u>Via U.S. Mail</u>

Mr. Warren Bielke
Interim Chief Executive Officer
Vision-Sciences, Inc.
40 Ramland Road South
Orangeburg, NY   10962

> **RE: Vision-Sciences, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 18, 2010**
> **File No. 0-20970**

Dear Mr. Bielke:

 We have completed our review of your filings and have no further comments at this time.

 Sincerely,

 Kevin Vaughn
 Accounting Branch Chief